Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco”), in compliance with the provision in Article 30, XXXIII, of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction 480”), announces to its stockholders and the market in general the following transaction between related parties:

Parties	Itaú Unibanco, through its subsidiaries, and Instituto Itaú Cultural (“Itaú Cultural”).
Relationship with the Company	Itaú Cultural is deemed as an Itaú Unibanco’s related party, as it is an entity that has members of the Itaú Unibanco’s controlling group as its management members.
Subject matter and main terms and conditions	Itaú Cultural is aimed at encouraging and promoting cultural events, as well as preserving Brazil`s cultural heritage. Accordingly, it seeks to be a benchmark for the appreciation and development of cultural experiences through carrying out its own projects and encouraging projects from third parties. The entity’s cultural program is very diversified, comprising concerts, theater plays, workshops, seminars, exhibits and virtual activities. In view of the lack of own tools for Itaú Cultural’s self-financing, such as endowment funds, Itaú Unibanco makes fixed donations mainly aimed at the maintenance of Itaú Cultural and periodic and variable donations according to the projects scheduled for certain periods. These donations are made through Itaú Unibanco’s subsidiaries and are subject to internal approval governance, under the terms of institutional policies, such as the Transactions with Related Parties Policy, Integrity and Ethics Corporate Policy and the Donations Policy. Accordingly, the total amount of the donations related to fixed costs for maintaining Itaú Cultural’s activities, such as administrative and building management expenses, including related donations made since the last donation disclosed to the market on January 17, 2018, reached approximately R$ 32 million. Additionally, the total amount of donations related to variable costs for promoting and encouraging projects organized and/or sponsored by Itaú Cultural, including expenses on production and maintenance of visual contents, exhibits, Ibirapuera Auditorium and other related expenses, reached approximately R$ 33 million since the last donation disclosed to the market on January 17, 2018, thus exceeding the amount of R$ 50 million provided for in Attachment 30-XXXIII of CVM Instruction No. 480. It is worth mentioning that these donations were analyzed and approved by the Company’s Related Parties Committee, which is entirely composed of independent members of the Board of Directors.
Date of the Transactions	The donations that gave rise to the disclosure of this Announcement on Transaction Between Related Parties were made on April 6 and August 20 and 23, 2018.
Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation	Itaú Unibanco believes that culture is a tool both essential for building up Brazil’s identity and efficient for promoting citizenship. Itaú Cultural, in turn, is an entity seeking to be a benchmark for the appreciation and performance of cultural experiences and dissemination of artistic and intellectual expressions. Accordingly, donations made to Itaú Cultural are in line with Itaú Unibanco’s values, since they are aimed to ensure the continuity of projects and cultural events promoted by the entity, which, as mentioned above, has no own endowment to ensure its maintenance, unlike other entities of similar type.
Any participation of the counterparty, its partners or managers in the Company’s decision making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), August 24, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations